FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 13, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1 Press Release, dated on February 13th 2003	2

Nota de Prensa Press Release

02/13/03

The new alliance consolidates Terra Lycos’ long-term business model, takes advantage of synergies and creates value for both companies

TELEFÓNICA AND TERRA LYCOS SIGN A LONG-TERM STRATEGIC ALLIANCE TO BOOST THEIR LEADERSHIP IN THE INTERNET SECTOR

•	The alliance establishes a new relationship model between the companies that better exploits their respective capabilities in order to boost their internet growth

•	Terra Lycos becomes the Telefónica Group’s portal and exclusive provider of value-added internet services

•	The relationships and commitments undertaken will generate a value of a minimum of 78.5 million euros per year for Terra Lycos

•	The alliance is for a period of 6 years and is expected to be renewed on an annual basis thereafter

•	This new alliance replaces the one signed by Telefónica SA, Bertelsmann and Terra Lycos in May 2000

Madrid, 13 February 2003.- Terra Lycos (NASDAQ: TRLY and Madrid Exchange: TRR) and Telefónica (NYSE and Madrid Exchange: TEF) today announced that they have signed a strategic alliance that strengthens the ties between the two companies in order to boost their internet leadership and growth.

The new strategic alliance, which consolidates Terra Lycos’ long-term business model, adapting it to current market conditions, exploits the fit between Telefónica´s fixed line operators and Terra Lycos in all markets where they operate. The alliance builds a new relationship model based on common strategies and takes the maximum advantage of the companies’ respective strengths in order to boost market growth. The agreement will help Terra Lycos to achieve profitable mid- and long-term growth and strengthens its ties with the rest of the Telefónica Group.

Para más información / For further information

Subdirección General de Comunicación Corporativa Press Office Telefonica	Dirección de Comunicación de Terra Lycos Press Office, Terra Lycos
Tel: +34 91 584 09 20	Tel: +34 91 452 42 48
Fax: +34 91 532 7	Fax: +34 91 452 38 72
e-mail: prensa@telefonica.es	e-mail: comunicacion@corp.terra.com
e-mail: comunicacion@corp.terra.com

The signing of this new Strategic Alliance Framework Agreement between Terra Lycos and Telefónica is in response to the changes that have taken place in the internet business, especially the development of broadband, and the need to adapt the products and services catalogue offered by Terra Lycos Group in the agreement signed in May 2000 to the new market reality referred to above and the specific requirements of Telefónica Group in those markets in which it operates.

A steering committee has been created to promote the full development of this agreement, which will meet on a quarterly basis to ensure this broad strategic alliance achieves its full potential.

As a result of this alliance, Terra Lycos is guaranteed the generation of at least 78.5 million euros per year in value, which represents the difference between the revenues for the services provided, as established in the Strategic Alliance Framework Agreement, and the costs and investment directly associated to them. This alliance is for a period of six years and is expected to be renewed on an annual basis thereafter.

This strategic alliance takes full advantage of Telefónica’s capacity as a broadband and narrowband connection and access provider, and Terra Lycos’ position as a portal, aggregator, provider and manager of fixed telephony internet services and content for the residential, SOHO and, contingent on future agreements, SME market segments. The aim of this agreement is to take advantage of synergies and create value for both companies.

Terra Lycos, with enhanced focus on commercial aspects, will continue to offer its access products (ISP) both in narrowband and broadband (ADSL) and continually adapt its products to the market and to its customers’ requirements. Telefónica will become Terra Lycos’ exclusive connectivity and wholesale access provider, services which will be delivered under the most favored customer treatment allowed by regulations.

The alliance specifically establishes that Terra Lycos becomes Telefónica Group’s exclusive provider of essential portal elements and brand and content and services aggregator of broadband and narrowband internet for the residential, SOHO and, contingent on future agreements, SME market segments. Telefónica Group access portals that offer connectivity and internet access to these market segments will be exclusively developed by Terra Lycos, which will incorporate the company’s brand and will be responsible for managing and operating advertising.

Terra Lycos will preferentially channel through Telefónica Group, the acquisition, roll out and commercialization of content and preferentially distribute the online content of Telefónica Group companies.

At the same time, Terra Lycos will be Telefónica Group’s exclusive provider of communications services (e-mail platforms, messaging, personal pages, etc.), creating value-added services on top of Telefónica’s access products, especially in broadband.

As regards infrastructure, Terra Lycos will outsource the management of certain services and network elements to Telefónica Group companies on a global basis, thereby increasing its operating efficiency.

Terra Lycos will have preference in respect of online advertising, integrated marketing solutions as well as the auditing, consultancy, management and maintenance services of the Telefónica Group’s country portals. Telefónica and Terra Lycos will channel its employees’ online training services through Educaterra.

In addition, Terra Lycos, Telefónica and Bertelsmann have signed agreements based on preferred relationships, which will allow the parties to continue to explore opportunities to provide mutual communication, development and content services in the online market.

About Terra Lycos

Terra Lycos is the global internet network operating in 42 countries in 19 languages, reaching 118 million unique monthly visitors worldwide. It is also one of the most popular websites in the world and the leading access provider in Spain and Latin America.

Terra Lycos’ network of websites includes Terra in 17 countries, Lycos in 25 countries, Angelfire.com, Atrea.com, Azeler.es, Direcciona.es, Educaterra.com, Emplaza.com, Gamesville.com, HotBot.com, Ifigenia.com, Invertia.com, Lycos Zone, Maptel.com, Matchmaker.com, Quote.com, RagingBull.com, Rumbo.com, Tripod.com, Uno-e.com and Wired News (Wired.com), among others.

With headquarters in Barcelona and operating centres in Madrid and Boston, Terra Lycos is listed on the Madrid (TRR) stock exchange and on the NASDAQ (TRLY) electronic market.

About Telefónica, S.A.

Telefónica S.A. is the leading telecommunications operator in the Spanish and Portuguese speaking world and the second-largest European operator in terms of stock market capitalization. Telefónica provides a complete range of communications services which includes fixed telephony, mobile telephony, data transmission and added-value services, business services, internet access, directories, CRM services and content.

Its customer base exceeds 77 million. Its main markets comprise 16 countries (Brazil, Mexico, Argentina, Peru, Chile, El Salvador, Guatemala, USA/Puerto Rico, Colombia, Venezuela, Germany, Italy, Switzerland, united Kingdom and Marocco), although it is present in almost 50.

Considering 2001 full year, Telefónica’s turnover reached 31,052.6 million of euros and a net profit of 2,106.8 million euros.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	By:	/s/ José F. Mateu Isturiz
Name: José F. Mateu Isturiz
Title: General Counsel and Secretary of the Board of Directors